FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of May 2003.
Total number of pages: 6 .
NIDEC CORPORATION

(Translation of registrant’s name into English)

338 TONOSHIRO-CHO,KUZE,

MINAMI-KU,KYOTO 601-8205 JAPAN

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Press release on May 14th 2003, Nidec Corporation Announces Proposed Senior Management Changes

2. Press release on May 14th 2003, Notice Concerning Stock Acquisition Rights for Common Stock Issued under the Stock Option Plan

3. Notice Concerning Authorization by Shareholder Resolution

 for Repurchases of Nidec Corporation’s Own Shares

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on May 14, 2003 in Kyoto, Japan

Nidec Corporation Announces Proposed Senior Management Changes

Nidec Corporation today announced the following changes in the Board of Directors and Corporate Auditors. Elections of the Board of Directors and Corporate Auditors shall be subject to the shareholder resolution to be adopted at the 30th Ordinary General Meeting of Shareholders scheduled to be held on June 25, 2003.

Details of the changes are as follows:

1. New Board of Directors (effective June 25, 2003)

 (1) Representative Director of Nidec Corporation: unchanged

 (2) Board of Director:

      Satoru Kaji     Current Executive Director of Nidec Corporation, Representative

                    Director of Nidec Singapore Pte.Ltd. and P.T. Nidec Indonesia

2. New Corporate Auditors (effective June 25, 2003)

      Hideo Asahina  Current Commissioner of Commemorative Association for the Japan

                    World Exposition (1970), former Councilor of the Minister's

                    Secretariat with Ministry of Finance of Japan

      Tadayoshi Sano  Current Executive Director and Accounting Director of Nidec

                     Corporation

      Tsutomu Katsuyama  Current Registered Attorney with Kyoto Bar Association

Hideo Asahina and Tadayoshi Sano will become Standing Corporate Auditors of Nidec Corporation after the 30th Ordinary General Meeting of Shareholders scheduled to be held on June 25, 2003.

3. Retiring Board of Directors (effective June 25, 2003)

Yuzo Suzuki    Current Senior Managing Director of Nidec Corporation, Chairman and

              Representative Director of Nidec (Zhejiang) Corporation, Chairman of

              Nidec Total Service (Zhejiang) Corporation

  Koichi Yamamoto   Current Managing Director of Nidec Corporation, Chairman of Nidec Singapore Pte Ltd. and P.T. Nidec Indonesia

Yuzo Suzuki and Koichi Yamamoto will become Corporate Advisors of Nidec Corporation on June 25, 2003.

4. Retiring Corporate Auditors (effective June 25, 2003)

  Teruo Mori     Current Standing Corporate Auditor

  Shoji Tamura   Current Corporate Auditor

  Mahito Kamei  Current Corporate Auditor

Shoji Tamura will become a Corporate Advisor of Nidec Corporation (supervisor of employees’ code of conduct) on June 25, 2003.

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on May 14, 2003 in Kyoto, Japan

Notice Concerning Stock Acquisition Rights for Common Stock

Issued under the Stock Option Plan

Nidec Corporation (the “Corporation”) decided at a meeting of its Board of Directors today the terms of the issuance of Stock Acquisition Rights for common stock of the Corporation under the stock option plan, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan and to the resolution of the Corporation’s 29th Ordinary General Meeting of Shareholders held on June 26, 2002.

The terms of the issue are as follows:

1.

Date of issue:

  May 14, 2003

2.

Total number of Stock Acquisition Rights to be issued:

    2,985 (The number of shares to be issued upon exercise of each Stock Acquisition Right is 100.)

3.

Type and number of shares to be issued or transferred upon exercise of Stock AcquisitionRights:

    298,500 shares of common stock of the Corporation.

4.

Issue price of Stock Acquisition Rights:

    No consideration shall be paid.

5.

Amount to be paid in per Stock Acquisition Right upon exercise:

 735,000 yen (7,350 yen per share of common stock)

6.

Total amount of the shares of common stock to be issued or transferred upon exercise of Stock Acquisition Rights:

 2,193,975,000 yen

7.

Exercise period of Stock Acquisition Rights:

 From July 1, 2004 to June 30, 2007 inclusive

8.

The amount to be accounted for as stated capital in respect of shares to be issued upon exercise of Stock Acquisition Rights:

  3,675 yen per share of common stock

9.

With regard to transfer of Stock Acquisition Rights

  Transfer of Common Stock Acquisition Rights shall require an approval of the Board of Directors. The Corporation shall be authorized to prohibit the transfer of Stock Acquisition Rights in the contract executed by and between the Corporation and the beneficiaries of the Stock Acquisition Rights.

10.

  Persons to whom Stock Acquisition Rights shall be allocated:

    Nidec Corporation:

         15 directors ( 27,000 shares)

　        1 corporate auditor ( 500 shares)

　    1,077 employees ( 250,400 shares)

Subsidiaries of Nidec Corporation:

        1 director ( 1,500 shares)

       53 employees (19,100 shares)

  Total number of beneficiaries:

    1,147

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on May 14, 2003, in Kyoto, Japan

Notice Concerning Authorization by Shareholder Resolution

 for Repurchases of Nidec Corporation’s Own Shares

Nidec Corporation's Board of Directors resolved at its meeting held on May 14, 2003 to obtain an authorization by shareholder resolution to be adopted at the 30th Ordinary General Meeting of Shareholders scheduled to be held on June 25, 2003, for repurchases of its own shares pursuant to Article 210 of the Commercial Code of Japan.

1. Details of authorization

(1)

Type of shares to be repurchased:

     Shares of common stock of Nidec Corporation

(2)

Total number of shares to be repurchased:

     Up to 1,000,000 shares (1.57% of outstanding shares)

(3)

Total volume of shares to be repurchased:

     Up to 10 billion yen

2. Rationale for obtaining the authorization by shareholder resolution

To enable the Corporation to conduct flexible capital management or secure the expedient implementation of its capital policy in response to changes in economic situation, Nidec Corporation will obtain the authorization by shareholder resolution for repurchases of its own shares.

Note: The foregoing is subject to the shareholder resolution to be adopted at the 30th Ordinary General Meeting of Shareholders scheduled to be held on Wednesday, June 25, 2003.